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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              -----------------

                              AMENDMENT NO. 1 TO
                                SCHEDULE 14d-9


                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                          TRIDENT INTERNATIONAL, INC.
                           (Name of Subject Company)


                          TRIDENT INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   895934107
                     -------------------------------------
                     (CUSIP Number of Class of Securities)


                                ELAINE A. PULLEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          TRIDENT INTERNATIONAL, INC.
                               1114 FEDERAL ROAD
                       BROOKFIELD, CONNECTICUT 06804-1140
                                 (203) 740-9333
 (Name and Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                WITH COPIES TO:


                             JOHN J. EGAN III, P.C.
                          JOSEPH L. JOHNSON III, P.C.
                          GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000

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     This Amendment No. 1 to Schedule 14D-9 amends the Solicitation/
Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relating to the tender offer by ITW Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Illinois Tool Works Inc., for all of the outstanding shares of common stock, par value $.01 per share (the "Shares") of Trident International, Inc., a Delaware corporation, at $16.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 1999.

ITEM 8. ADDITIONAL INFORMATION


     (e) The Schedule 14D-9 is amended in the third paragraph of Item 8 on page 17 by changing the reference to "January 27, 1999" to read "January 28, 1999."

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                 Trident International, Inc.



                                                 By: /s/ Elaine A. Pullen
                                                     ---------------------------
                                                     Name: Elaine A. Pullen
                                                     Title: President and Chief
                                                            Executive Officer





Date: January 20, 1999